EXHIBIT 4.1

DESCRIPTION OF CAPITAL STOCK

The following describes the common stock and certain provisions of the Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Bylaws (the “Bylaws”) of RedHawk Holdings Corp. (the “Company”), and certain related rights. This description is only a summary and is qualified in its entirety by reference to the Articles of Incorporation, the Bylaws, each of which have been filed with the Securities and Exchange Commission, and applicable law.

Authorized Capital Stock

The authorized capital stock of the Company consists of 2,000,000,000 shares of common stock, par value $0.001 per share (“common stock”), and 5,000 shares of preferred stock, par value $1,000 per share (“preferred stock”). The common stock is quoted on the Over-the-Counter Pink marketplace under the symbol “SNDD”.

The preferred stock may be issued from time to time, without action by the stockholders, in one or more series by the Company’s board of directors (the “Board”) with such powers, designations, preferences, privileges and other terms as may be determined by the Board. Pursuant to a certificate of designation filed with the Secretary of State of the State of Nevada, effective November 12, 2015, 2,750 shares of the Company’s authorized preferred stock have been designated as Series A 5% Convertible Preferred Stock, originally with a $1,000 stated value (“Series A Preferred Stock”). Pursuant to a certificate of designation filed with the Secretary of State of the State of Nevada, effective February 16, 2016, 1,250 shares of the Company’s authorized preferred stock have been designated as Series B 5% Convertible Preferred Stock, originally with a $1,000 stated value (“Series B Preferred Stock”).

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders. Holders of preferred stock are entitled to votes on all matters submitted to stockholders at a rate of ten votes for each share of common stock into which the preferred stock may be converted.

A plurality of the votes of the shares present in person or represented by proxy at any meeting of the Company and entitled to vote shall determine all director elections and, except when the law or the Articles of Incorporation requires otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at any meeting of the Company and entitled to vote shall determine all other matters. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

There is no cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the Board. Without cumulative voting, a minority stockholder will not be able to gain as many seats on the Board based on the number of shares of our stock the stockholder holds as compared to the number of seats the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the Board to influence the Board’s decision regarding a takeover.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock, applicable law and the Articles of Incorporation, dividends upon the shares of capital stock of the Company may be declared by the Board at any regular or special meeting of the Board. The holders of the preferred stock are entitled to receive cumulative dividends at a rate of 5% per annum, payable quarterly in cash, or at the Company’s option, such dividends shall be accreted to, and increase, the stated value of the issued preferred stock (“PIK dividends”). Dividends may be paid in cash, in property or in shares of the Company’s capital stock, unless otherwise provided by applicable law or the Articles of Incorporation.

No Preemptive or Similar Rights

Holders of common stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not liable for further calls or to assessments by the Company.

Conversion of Preferred Stock

After six months from issuance, each share of Series A Preferred Stock is convertible, at the option of the holder, into the number of shares of common stock equal to the quotient of the stated value, as adjusted for PIK dividends, by $0.015, as adjusted for stock splits and dividends. After six months from issuance, each share of Series B Preferred Stock is convertible, at the option of the holder, into the number of shares of common stock equal to the quotient of the stated value, as adjusted for PIK dividends, by $0.01, as adjusted for stock splits and dividends.

Liquidation Rights

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of preferred shares shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the stated value of the preferred stock and any other fees or liquidated damages then due and owing thereon, for each share of preferred stock, before any distribution or payment shall be made to the holders of any shares of common stock and all other common stock equivalents of the Company, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of preferred stock shall be ratably distributed in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Certain Articles of Incorporation and Bylaws Provisions

Term of Directors. The Bylaws provide that each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification or removal.

Number of Directors. The Bylaws provide that the Board shall consist of not less than one and not more than nine members.

Special Meetings. The Bylaws provide that special meetings of stockholders may be called by the Board, the Chairman of the Board, the President or a committee of the Board duly designated and whose powers and authority include the power to call meetings. Special meetings of the stockholders of the Company may also be called by the holders of at least 30% of all shares entitled to vote at the proposed special meeting.

Takeover Offers. The Bylaws provide that in the event the Company receives a takeover offer, the Board shall consider all relevant factors in evaluating such offer, including, but not limited to, the terms of the offer, and the potential economic and social impact of such offer on the Company's stockholders, employees, customers, creditors and community in which it operates. This provision could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company.